UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2023

Jupiter Wellness Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41126	87-2646504
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1061 E. Indiantown Road, Suite 110 Jupiter, Florida	33477
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 244-7100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Class A Common Stock, par value $0.0001 per share	JWAC	The Nasdaq Stock Market LLC

Rights, each exchangeable into one-eighth of one share of Class A Common Stock	JWACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On May 1, 2023, Jupiter Wellness Acquisition Corp. (the “Company”), Chijet Motor Company, Inc. (“Pubco”) and Chijet Holdings Limited (the “Subject Seller”) entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with certain holders of Class A common stock, par value $0.0001 per share (the “Class A Shares”), of the Company, some of which are members of the Company’s sponsor, Jupiter Wellness Sponsor LLC (the “Sponsor”), including Jupiter Wellness Investment Corp. (each, a “Holder,” and collectively, the “Holders”), where each Holder agreed to (i) not transfer their Class A Shares prior to the consummation (the “Closing”) of the Company’s initial business combination (the “Business Combination”) with Pubco and Chijet Inc., (ii) not request redemption with respect to their Class A Shares at the special meeting of shareholders of the Company (the “Special Meeting”) to seek shareholder approval for, among other things, the Business Combination, and (ii) reverse any previously submitted redemption demand in connection with the Business Combination with respect to the Class A Shares. The Non-Redemption Agreements are for approximately 0.53 million Class A Shares (the “Subject Shares”) (of which approximately 0.34 million Class A Shares are held by members of the Sponsor) and should result in an additional approximately $5.6 million in funds staying in the Company’s trust account at the Closing (of which approximately $3.6 million in funds is attributable to members of the Sponsor).

In consideration for agreeing not to redeem their Class A Shares, the Subject Seller, through Pubco, agreed to provide down-side protection to each Holder, whereby, in the event that within 90 days after the Closing, the daily volume-weighted average price of the Pubco ordinary shares for each trading day during any 10 consecutive trading day period is less than: (i) $10.00, the Subject Seller will transfer and surrender to Pubco for cancellation in the aggregate a number of Pubco ordinary shares equal to the number of Subject Shares that such Holder owns and has not transferred as of the end of such 10 consecutive trading day period, and Pubco will cancel such shares and issue to such Holder a number of new Pubco ordinary shares equal in the aggregate to the number of such Pubco ordinary shares that are surrendered; and (ii) $5.00, in addition to the shares forfeited at such $10.00 threshold, the Subject Seller will transfer and surrender to Pubco for cancellation in the aggregate an additional number of Pubco ordinary shares equal to the number of Subject Shares that such Holder owns and has not transferred as of the end of such 10 consecutive trading day period, and Pubco will cancel such shares and issue to such Holder a number of new Pubco ordinary shares equal in the aggregate to the number of such shares that are surrendered (together with such shares issued by Pubco under clause (i), the “Downside Protection Shares”).

In addition, Pubco agreed to file with the U.S. Securities and Exchange Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of any Downside Protection Shares and any Subject Shares as necessary, and Pubco agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

In the Non-Redemption Agreements, the Holders also agreed to a customary waiver against the Company’s trust account. The Non-Redemption Agreements are not expected to increase the likelihood that the business combination is approved by shareholders but will increase the amount of funds that remain in the Company’s trust account following the Special Meeting.

The foregoing description of the Non-Redemption Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Non-Redemption Agreement filed hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Non-Redemption Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER WELLNESS ACQUISITION CORP.

Date: May 1, 2023	By:	/s/ Brian John
	Name:	Brian John
	Title:	Chief Executive Officer

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